UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
_____________________

IMPERIAL SUGAR COMPANY
(Name of Issuer)
___________________________

Common Stock
(Title of Class of Securities)
_____________________

453096208
(CUSIP Number)
_____________________

Name: 	  Eleanor Crossley
Address:  Barclays PLC
	  1 Churchill Place
	  London
	  E14 5HP, United Kingdom

Phone: + 44 (0) 20 7116 2720

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)
____________________

March 25, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
see Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ''filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (''Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

(Continued on following pages)




CUSIP NO. 453096208 	13D

1.  NAME OF REPORTING PERSON:

      Barclays PLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)[ ]
(b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions):
WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e) 		[  ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

England



NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH

7.  SOLE VOTING POWER:

2,200

8.  SHARED VOTING POWER:

N / A

9.  SOLE DISPOSITIVE POWER:

2,200

10.  SHARED DISPOSITIVE POWER:

N / A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,200

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)	[  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.018%

14.  TYPE OF REPORTING PERSON (See Instructions):

HC

CUSIP NO. 453096208 	13D


1.  NAME OF REPORTING PERSON:

Barclays Capital Inc.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)

(a) [  ]
(b) [  ]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS (See Instructions):
WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [  ]
PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

Connecticut


NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH

7.  SOLE VOTING POWER:

0

8.  SHARED VOTING POWER:

0

9.  SOLE DISPOSITIVE POWER:

0

10.  SHARED DISPOSITIVE POWER:

0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [  ]
     CERTAIN SHARES (See Instructions)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0.00%

14.  TYPE OF REPORTING PERSON (See Instructions):

BD



This Amendment No. 1 amends certain information in the Statement on Schedule 13D filed by Barclays PLC (''Barclays PLC'') and Barclays Capital Inc. (''BCI'') on October 17 2008 relating to the shares of common stock, no par value per share
(the "Common Stock"), of Imperial Sugar Company.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended to state:

a) See Items 11 and 13 of the cover page for Barclays PLC and BCI

Barclays Bank PLC, a subsidiary of Barclays PLC, is the actual owner of 2,200 shares of Common Stock comprising 0.018% of the Common Stock.
BCI is no longer the beneficial owner of any shares of the Common Stock.

b) See Items 7 and 9 of the cover page for Barclays PLC and BCI.

c) Over the last 60 days, BCI made the following open market sales of the Common Stock :


Date 		Quantity Sold		Price

3/24/09		35,851			$8.2510
3/24/09		12,500			$8.0311
3/24/09		47,500			$7.8120
3/24/09		40,000			$7.8000
3/24/09		25,000			$7.8240
3/24/09		3,255			$7.8855
3/25/09		3,171,745		$5.9500

d) Not Applicable

e) Barclays PLC and BCI ceased to be the beneficial owners of more than five per cent of the Common Stock on March 25, 2009




SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 3, 2009


BARCLAYS PLC

By:

Name: 	Eleanor Crossley

Title: 	Head of Compliance Operations



BARCLAYS CAPITAL INC

By:

Name:	Eleanor Crossley

Title:	Head of Compliance Operations